OPERATING AGREEMENT

among

DETERMINISM, LLC

and

THE MEMBERS NAMED HEREIN

dated as of

8/9/2021 | 10:26 AM CDT

OPERATING AGREEMENT

This Operating Agreement of Determinism, LLC, a Tennessee limited liability company (the "**Company**"), is entered into as of 8/9/2021 | 10:26 AM CDT, 2021, among the Company, the Initial Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company.

BACKGROUND

A. The Company was formed under the laws of the State of Tennessee by the filing of Articles of Organization with the Secretary of State of the State of Tennessee on 8/9/2021 | 10:26 AM CDT, 20__ (the "**Articles of Organization**").

B. The Members desire to enter into this Operating Agreement on the terms and conditions set forth in herein.

Therefore, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined have the meanings set forth in this **Section 1.01**:

"**Act**" means the Tennessee Revised Limited Liability Company Act and any successor statute, as it may be amended from time to time.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) and (*6*).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Shares held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Shares (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Shares that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise.

"**Agreement**" means this Operating Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Articles of Organization**" has the meaning set forth in the Background.

"**Award Agreements**" has the meaning set forth in Section 3.03(a).

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of 60 days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**Board**" means the board of Directors of the Company.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(*g*)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii) the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii) the grant to a Service Provider of any Incentive Shares; and

(iv) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(*g*);

provided, that adjustments pursuant to clauses (i), (ii) and (iii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*m*); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the city in which the Company's principal office is located are authorized or required to close.

"**Call Notice**" has the meaning set forth in **Section 10.01**.

"**Call Purchase Price**" has the meaning set forth in **Section 10.04**.

"**Call Right**" has the meaning set forth in **Section 10.01**.

"**Call Right Closing Date**" has the meaning set forth in **Section 10.01**.

"**Call Shares**" has the meaning set forth in **Section 10.01**.

"**Capital Account**" has the meaning set forth in **Section 5.03**.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Common Shares on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a

merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Shares**" means the Shares having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Common Shares" in this Agreement.

"**Company**" has the meaning set forth in the Preamble.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"**Company Option Period**" has the meaning set forth in **Section 9.03(d)(ii)**.

"**Company ROFR Exercise Notice**" has the meaning set forth in **Section 9.03(d)(ii)**.

"**Company Subsidiary**" means a Subsidiary of the Company.

"**Covered Person**" has the meaning set forth in **Section 13.01(a)**.

"**Delay Condition**" means any of the following: (i) the Company is prohibited from purchasing any Call Shares by any Financing Document or by applicable law; (ii) a default has occurred under any Financing Document and is continuing; (iii) the purchase of any Call Shares that would, or in the good faith opinion of the Board that could, result in the occurrence of an event of default under any Financing Document or create a condition which would or could, with notice or lapse of time or both, result in such an event of default; or (iv) the purchase of any Call Shares that would, in the good faith opinion of the Board, be imprudent in view of the financial condition of the Company or the anticipated impact of the purchase of such Call Shares on the Company's ability to meet its obligations under any Financing Document or otherwise in connection with its business and operations.

"**Delay Condition Notice**" has the meaning set forth in **Section 10.05(ii)**.

"**Director**" means a Manager of the Company, as defined by the Act.

"**Distribution**" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Shares or Share Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Shares or otherwise) or any combination (by a reverse split of Shares or otherwise) of any outstanding Shares; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company or a Company Subsidiary. "**Distribute**" when used as a verb has a correlative meaning.

"**Drag-along Member**" has the meaning set forth in Section 9.04(a).

"**Drag-along Notice**" has the meaning set forth in Section 9.04(c).

"**Drag-along Sale**" has the meaning set forth in Section 9.04(a).

"**Dragging Member**" has the meaning set forth in Section 9.04(a).

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Board. In making such estimate, the Board shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as in the reasonable business judgment of the Board are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Excess Amount**" has the meaning set forth in **Section 7.04(c)**.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"**Family Members**" has the meaning set forth in **Section 9.02(c)**.

"**Financing Document**" means any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Company or any of its Affiliates.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Forfeiture Allocations**" has the meaning set forth in **Section 6.02(e)**.

"**Fully Diluted Basis**" means, as of any date of determination, (a) with respect to all the Shares, all issued and outstanding Shares of the Company and all Shares issuable upon the exercise of any outstanding Share Equivalents as of such date, whether or not such Share Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Shares, all issued and outstanding Shares designated as such type, class or series and all such designated Shares issuable upon the exercise of any outstanding Share Equivalents as of such date, whether or not such Share Equivalent is at the time exercisable.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Incentive Liquidation Value**" means, as of the date of determination and with respect to the relevant new Incentive Shares to be issued, the aggregate amount that would be Distributed to the Members pursuant to **Section 7.02**, if, immediately prior to the issuance of the relevant new Incentive Shares, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were Distributed pursuant to **Section 12.03(c)**.

"**Incentive Plan**" has the meaning set forth in **Section 3.03(a)**.

"**Incentive Shares**" means the Shares having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Incentive Shares" in this Agreement and includes both Restricted Incentive Shares and Unrestricted Incentive Shares.

"**Initial Member**" has the meaning set forth in the term ***Member***.

"**Joinder Agreement**" means the joinder agreement in form and substance determined by the members.

"**Liquidator**" has the meaning set forth in **Section 12.03(a)**.

"**Losses**" has the meaning set forth in **Section 13.03(a)**.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof (each, an "**Initial Member**"); and (b) and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Shares. The Members constitute the "members" (as that term is defined in the Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Member ROFR Exercise Notice**" has the meaning set forth in **Section 9.03(d)(iii)**.

"**Members Schedule**" has the meaning set forth in **Section 3.01**.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Share or Shares held by such Member), as applicable, (a) to a Distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a Distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act.

"**Misallocated Item**" has the meaning set forth in **Section 6.05**.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulation Section 1.704-1(b)(2)(iv)(*i*) as items described in Code Section

705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(*g*);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(*m*), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**New Interests**" has the meaning set forth in **Section 3.04**.

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offered Common Shares**" has the meaning set forth in **Section 9.03(a)**.

"**Offered Shares**" has the meaning set forth in **Section 9.03(a)**.

"**Offering Member**" has the meaning set forth in **Section 9.03(a)**.

"**Offering Member Notice**" has the meaning set forth in **Section 9.03(c)(i)**.

"**Officers**" has the meaning set forth in **Section 2.08**.

"**Partnership Representative**" has the meaning set forth in Section 11.02(a).

"**Permitted Transfer**" means a Transfer of Shares carried out pursuant to **Section 9.02**. "**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Pro Rata Portion**" means, for each Member, a fraction determined by dividing (i) the number of Shares on a Fully Diluted Basis owned by such Member immediately prior to such issuance by (ii) the total number of Shares on a Fully Diluted Basis held by the Members on such date immediately prior to such issuance. With regard to the rights described in Section 9.03, Pro Rata Portion must be calculated without regard to Incentive Shares.

"**Profits Interest**" has the meaning set forth in **Section 3.03(d)**.

"**Profits Interest Hurdle**" means an amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Shares at the time the shares are issued.

"**Public Offering**" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"**Purchasing Rightholders**" has the meaning set forth in **Section 9.03(e)(ii)**.

"**Qualified Member**" has the meaning set forth in **Section 11.01**.

"**Qualified Public Offering**" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Shares (or common stock of the Company or an IPO Entity) having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $15,000,000.

"**Qualifying Incentive Shares**" has the meaning set forth in **Section 7.03(b)**.

"**Quarterly Estimated Tax Amount**" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (i) a quarter (¼) in the case of the first calendar quarter of the Fiscal Year, half (½) in the case of the second calendar quarter of the Fiscal Year, three-quarters (¾) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all Distributions previously made during such Fiscal Year to such Member.

"**Regulatory Allocations**" has the meaning set forth in **Section 6.02(d)**.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Restricted Incentive Shares**" means Incentive Shares that have not vested pursuant to the terms of the Incentive Plan and any associated Award Agreement.

"**ROFR Rightholder Option Period**" has the meaning set forth in **Section 9.03(d)(iii)**.

"**ROFR Rightholders**" has the meaning set forth in **Section 9.03(b)**.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Service Provider**" has the meaning set forth in **Section 3.03(a)**.

"**Share**" means a share representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Shares; *provided*, that any type or class of Share has the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Share must be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

"**Share Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Shares, and any option, warrant or other right to subscribe for, purchase or acquire Shares.

"**Shortfall Amount**" has the meaning set forth in **Section 7.04(b)**.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tax Advance**" has the meaning set forth in **Section 7.04(a)**.

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Shares.

"**Tax Rate**" of a Member, for any period, means the highest marginal blended federal, state and local tax rate applicable to ordinary income, qualified dividend income or capital gains, as appropriate, for such period for an individual residing in New York, New York, taking into account for federal income tax purposes, the deductibility of state and local taxes and any applicable limitations on such deductions.

"**Taxing Authority**" has the meaning set forth in **Section 7.05(a)**.

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Shares (or applicable Share Equivalents) or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Shares (or applicable Share Equivalents).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares or Share Equivalents owned by a Person. "**Transfer**" when used as a noun has a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Triggering Event**" has the meaning set forth in **Section 10.02**.

"**Unallocated Item**" has the meaning set forth in **Section 6.05**.

"**Unrestricted Incentive Shares**" means Incentive Shares that have vested pursuant to the terms of the Incentive Plan and any associated Award Agreement.

"**Voting Members**" has the meaning set forth in **Section 4.06(b)**.

"**Voting Shares**" has the meaning set forth in **Section 4.06(a)**.

"**Withholding Advances**" has the meaning set forth in **Section 7.05(a)**.

Section 1.02 Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the

extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01 Operating Agreement. This Agreement constitutes the "operating agreement" (as that term is used in the Act) of the Company. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

Section 2.02 Name. The name of the Company is the name set forth on the front page of this Agreement or such other name or names as the Board may from time to time designate; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC."

Section 2.03 Principal Office. The principal office of the Company is located at ______________________________, or such other place as may from time to time be determined by the Board. The Officers shall give prompt notice of any such change to each of the Members.

Section 2.04 Registered Office; Registered Agent.

(a) The registered office of the Company is the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the Act and Applicable Law.

(b) The registered agent for service of process on the Company in the State of Tennessee is the initial registered agent named in the Articles of Organization or such other Person or Persons as the Board may designate from time to time in the manner provided by the Act and Applicable Law.

Section 2.05 Purpose; Powers.

(a) The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental thereto.

(b) The Company has all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Act.

Section 2.06 Term. The term of the Company commenced on the date the Articles of Organization were filed with the Secretary of State of the State of Tennessee and will continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07 No State-Law Partnership. The Members intend that the Company be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a

manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Director, or Officer of the Company be a partner or joint venturer of any other Member, Director, or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.07.

Section 2.08 Officers. The Board may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Board or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Board.

ARTICLE III
SHARES

Section 3.01 Shares Generally. The Membership Interests of the Members must be represented by issued and outstanding Shares, which may be divided into one or more types, classes or series. Each type, class or series of Shares has the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Officers shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Shares held by them (the "**Members Schedule**"), and shall update the Members Schedule upon the issuance or Transfer of any Shares to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**.

Section 3.02 Authorization and Issuance of Common Shares. The Company is hereby authorized to issue Common Shares when and as determined by the Members.

Section 3.03 Authorization and Issuance of Incentive Shares.

(a) The Company is hereby authorized to issue Incentive Shares to Directors, Officers, employees, consultants or other service providers of the Company or any Company Subsidiary (collectively, "**Service Providers**"). The Board is hereby authorized and directed to adopt a written plan pursuant to which all Incentive Shares will be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "**Incentive Plan**"). In connection with the adoption of the Incentive Plan and issuance of Incentive Shares, the Board, or a plan committee implemented in accordance with the Incentive Plan, are hereby authorized to negotiate and enter into award agreements with each Service Provider to whom the Board or plan committee grants Incentive Shares (such agreements, "**Award Agreements**"). Each Award Agreement will include such terms, conditions, rights and obligations as may be determined by the Board or plan committee, in its sole discretion, consistent with the terms herein.

(b) The Members shall establish such vesting criteria for the Incentive Shares as it determines in its discretion and shall include such vesting criteria in the Incentive Plan and/or the applicable Award Agreement for any grant of Incentive Shares.

(c) Immediately prior to each subsequent issuance of Incentive Shares following the initial issuance described in the second sentence of Section 3.03(a), the Board shall determine in good faith the Incentive Liquidation Value. In each Award Agreement that the Company enters into with a Service Provider for the issuance of new Incentive Shares, the Board shall include an appropriate Profits Interest

Hurdle for such Incentive Shares on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Shares.

(d) The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Incentive Shares constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "**Profits Interest**"), and that any and all Incentive Shares received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Incentive Shares hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Shares shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(e) Incentive shares will receive the following tax treatment:

(i) the Company and each Service Provider who receives Incentive Shares shall treat such Service Provider as the owner of such Incentive Shares from the date of their receipt, and the Service Provider receiving such Incentive Shares shall take into account his Distributive share of Net Income, Net Loss, income, gain, loss and deduction associated with the Incentive Shares in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Incentive Shares.

(ii) each Service Provider that receives Incentive Shares shall make a timely and effective election under Code Section 83(b) with respect to such Incentive Shares and shall promptly provide a copy to the Company. Except as otherwise determined by the Board, both the Company and all Members shall (A) treat such Incentive Shares as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Incentive Shares and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Incentive Shares for federal income tax purposes.

(iii) in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Shares issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Shares as of the date of issuance of such Incentive Shares. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Shares while the safe harbor election remains effective.

(f) For the avoidance of doubt, Incentive Shares are subject to the rights of the holders of Common Shares to drag along the holders of Incentive Shares pursuant to **Section 9.04**.

Section 3.04 Other Issuances. The Company is hereby authorized to authorize and issue or sell to any Person any of the following (collectively, "**New Interests**"): (i) any new type, class or series of Shares not otherwise described in this Agreement, which Shares may be designated as classes or series of Shares but having different rights; and (ii) Share Equivalents. The Board hereby authorized, subject to Section 14.08, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation or otherwise) over any other Shares and any contributions required in connection therewith.

ARTICLE IV
MEMBERS

Section 4.01 Admission of New Members.

(a) New Members may be admitted from time to time (i) in connection with an issuance of Shares by the Company, subject to compliance with the provisions of Section 9.01(b), as applicable, and (ii) in connection with a Transfer of Shares, subject to compliance with the provisions of Article IX, and in either case, following compliance with the provisions of Section 4.01(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Shares, such Person must have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Board and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Shares, such Person will be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Shares. The Board shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.03.

Section 4.02 No Personal Liability. Except as otherwise provided in the Act, by Applicable Law or expressly in this Agreement, no Member is obligated personally for any debt, obligation or liability of the Company or of any Company Subsidiaries or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.03 No Withdrawal. So long as a Member continues to hold any Shares, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company will be null and void. As soon as any Person who is a Member ceases to hold any Shares, such Person will no longer be a Member.

Section 4.04 Death. The death of any Member will not cause the dissolution of the Company. In such event the Company and its business will be continued by the remaining Member or Members and the Shares owned by the deceased Member will automatically be Transferred to such Member's heirs; *provided*, that within a reasonable time after such Transfer, the applicable heirs sign a written undertaking substantially in the form of the Joinder Agreement.

Section 4.05 Voting.

(a) Except as otherwise provided by this Agreement or as otherwise required by the Act or Applicable Law:

(i) the Common Shares entitle the holders thereof to one vote per Common Share on all matters upon which the Members have the right to vote under this Agreement; and

(ii) the Incentive Shares do not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

Section 4.06 Meetings.

(a) **Voting Shares.** As used herein, the term "**Voting Shares**" shall mean the Shares entitled to take action by vote at a meeting or by written consent without a meeting on a particular matter.

(b) **Calling the Meeting.** Meetings of the Members may be called by (i) the Board, or (ii) a Member or group of Members holding more than 10% of the then-outstanding votes attributable to

the relevant Voting Shares. Only Members who hold the relevant Voting Shares ("**Voting Members**") have the right to attend meetings of the Members.

(c) **Notice.** Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Voting Member, by or at the direction of the Board or Member(s) calling the meeting. The Voting Members may hold meetings at the Company's principal office or at such other place as the Board or Member(s) calling the meeting may designate in the notice for such meeting.

(d) **Participation.** Any Voting Member may participate in a meeting of the Voting Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Vote by Proxy.** On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(f) **Conduct of Business.** The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members holding Shares; *provided*, that the appropriate Voting Members shall have been notified of the meeting in accordance with Section 4.06(c); and *provided*, *further*, that any Voting Member holding the appropriate Voting Shares have the right to request removal from the meeting of any Voting Member holding only Shares prior to any discussion of business at the meeting for which such Shares do not have a vote pursuant to the provisions of this Agreement. Attendance of a Member at any meeting will constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.07 Quorum. A quorum of any meeting of the Voting Members requires the presence of the Members holding a majority of the appropriate Voting Shares held by all Members. Subject to Section 4.08, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.08, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the appropriate Voting Shares held by all Members.

Section 4.08 Action Without Meeting. Notwithstanding the provisions of **Section 4.07**, any matter that is to be voted on, consented to or approved by Voting Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the appropriate Voting Shares held by all Members. A record shall be maintained by the Secretary of each such action taken by written consent of a Member or Members.

Section 4.09 Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Act. Except as otherwise specifically provided by this Agreement or required by the Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.10 No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during

the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE V
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 5.01 Initial Capital Contributions. Each Initial Member has made the Capital Contribution giving rise to such Initial Member's initial Capital Account and is deemed to own the number, type, series and class of Shares, in each case, in the amounts set forth opposite such Initial Member's name on the Members Schedule as in effect on the date hereof.

Section 5.02 Additional Capital Contributions.

(a) No Member is required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member may only be made with the consent of the Board.

(b) No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

Section 5.03 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this **Section 5.03**. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account will be increased by the amount of:

(i) such Member's Capital Contributions;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to **Article VI**; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(b) Each Member's Capital Account will be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Member pursuant to **Article VII** and **Section 12.03(c)**;

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to **Article VI**; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 5.04 Succession Upon Transfer. In the event that any Shares are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Shares and, subject to **Section 6.04**, shall receive allocations and Distributions pursuant to **Article VI**, **Article VII** and **Article XII** in respect of such Shares.

Section 5.05 Negative Capital Accounts. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the

Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 5.06 No Withdrawal. No Member has the right to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member has the right to receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and will have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

Section 5.07 Treatment of Loans From Members. Loans by any Member to the Company will not be considered Capital Contributions and will not affect the maintenance of such Member's Capital Account, other than to the extent provided in **Section 5.03(a)(iii)**, if applicable.

Section 5.08 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.

ARTICLE VI
ALLOCATIONS

Section 6.01 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in **Section 6.02**, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to **Section 12.03(c)** if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with **Section 12.03(c)**, to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 6.02 Regulatory and Special Allocations. Notwithstanding the provisions of Section 6.01:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This **Section 6.02(a)** is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section

1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This **Section 6.02(b)** is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This **Section 6.02(c)** is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

(d) The allocations set forth in paragraphs (a), (b) and (c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this **Article VI** (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e) The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(*c*) ("**Forfeiture Allocations**") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(*c*) or any successor provision or guidance.

Section 6.03 Tax Allocations.

(a) Subject to **Section 6.03(b)** through **Section 6.03(e)**, all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*f*) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) The Company shall make allocations pursuant to this **Section 6.03** in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f) Allocations pursuant to this **Section 6.03** are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

Section 6.04 Allocations in Respect of Transferred Shares. In the event of a Transfer of Shares during any Fiscal Year made in compliance with the provisions of **Article IX**, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Shares for such Fiscal Year shall be determined using the interim closing of the books method.

Section 6.05 Curative Allocations. In the event that the Partnership Representative determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this **Article VI** (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided*, *further*, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

ARTICLE VII
DISTRIBUTIONS

Section 7.01 General.

(a) Subject to **Section 7.01(b)**, **Section 7.02** and **Section 7.04**, the Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate §48-249-306 of the Act or other Applicable Law.

Section 7.02 Priority of Distributions. After making all Distributions required for a given Fiscal Year under **Section 7.04** and subject to the priority of Distributions pursuant to **Section 12.03(c)**, if applicable, all Distributions determined to be made by the Board pursuant to **Section 7.01** shall be made to the Members holding Common Shares and Incentive Shares (subject to **Section 7.03**) pro rata in proportion to their aggregate holdings of Common Shares and Incentive Shares treated as one class of Shares.

Section 7.03 Limitations on Distributions to Incentive Shares.

(a) Notwithstanding the provisions of **Section 7.02**, no Distribution (other than Distributions pursuant to **Section 7.04**) shall be made to a Member on account of its Restricted Incentive Shares. Any amount that would otherwise be Distributed to such a Member but for the application of the preceding sentence shall instead be retained in a segregated Company account to be Distributed in accordance with **Section 7.02** by the Company and paid to such Member if, as and when the Restricted Incentive Share to which such retained amount relates vests pursuant to **Section 3.03(b)**.

(b) It is the intention of the parties to this Agreement that Distributions to any Service Provider with respect to his Incentive Shares be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Board shall, if necessary, limit any Distributions to any Service Provider with respect to his Incentive Shares so that such Distributions do not exceed the available profits in respect of such Service Provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Incentive Shares and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Incentive Share. In the event that a Service Provider's Distributions and allocations with respect to his Incentive Shares are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders of Common Shares and Incentive Shares that have met their Profits Interest Hurdle (such Incentive Shares, "**Qualifying Incentive Shares**"), pro rata in proportion to their aggregate holdings of Common Shares and Qualifying Incentive Shares treated as one class of Shares.

Section 7.04 Tax Advances.

(a) Subject to any restrictions in any of the Company's and/or any Company Subsidiary's then applicable debt-financing arrangements, and subject to the Board's sole discretion to retain any other amounts necessary to satisfy the Company's and/or the Company Subsidiaries' obligations, at least 5 days before each date prescribed by the Code for a calendar-year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to Distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such Distribution, a "**Tax Advance**").

(b) If, at any time after the final Quarterly Estimated Tax Amount has been Distributed pursuant to **Section 7.04(a)** with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "**Shortfall Amount**"), the Company shall use commercially reasonable efforts to Distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to Distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year; *provided*, that if the Company has made Distributions other than pursuant to this **Section 7.04**, the Board may apply such Distributions to reduce any Shortfall Amount.

(c) If the aggregate Tax Advances made to any Member pursuant to this **Section 7.04** for any Fiscal Year exceed such Member's Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this **Section 7.04**, except to the extent taken into account as an advance pursuant to **Section 7.04(d)**.

(d) Any Distributions made pursuant to this **Section 7.04** shall be treated for purposes of this Agreement as advances on Distributions pursuant to **Section 7.02** and shall reduce, dollar-for-dollar, the amount otherwise Distributable to such Member pursuant to **Section 7.02**.

Section 7.05 Tax Withholding; Withholding Advances.

(a) **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Partnership Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Member and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this **Section 7.05(a)** shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Member's Capital Account.

(b) **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this **Section 7.05(b)** shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Shares. The Company may pursue and enforce all rights and remedies it may have against each Member under this **Section 7.05**, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(c) **Overwithholding.** Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 7.06 Distributions in Kind.

(a) The Board may authorize Distributions to the Members in the form of securities or other property held by the Company; *provided*, that Tax Advances shall only be made in cash. In any non-cash Distribution, the securities or property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be Distributed among the Members pursuant to **Section 7.02**.

(b) Any Distribution of securities shall be subject to such conditions and restrictions as the Board determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Board may require that the Members execute and deliver such documents as the Board may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further Transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE VIII
BOARD OF DIRECTORS

Section 8.01 Establishment of the Board. The Board shall be comprised of Directors who are natural Persons. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

Section 8.02 Board Composition; Vacancies.

(a) The Company and the Members shall take such actions as may be required to ensure that the number of directors constituting the Board is no less than three (3).

(b) In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Director, then the Board shall have the right to designate an individual to fill such vacancy.

Section 8.03 Removal; Resignation.

(a) A Director may be removed or replaced at any time, with or without cause.

(b) A Director may resign at any time from the Board by delivering his written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

Section 8.04 Meetings.

(a) **Generally.** The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Directors participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Tennessee) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Director at least 24 hours prior to each such meeting.

(b) **Special Meetings.** Special meetings of the Board shall be held on the call of any two Directors upon at least two days' written notice to the Directors, or upon such shorter notice as may be approved by all the Directors. Any Director may waive such notice as to himself.

(c) **Attendance and Waiver of Notice.** Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

(d) **Quorum.** A majority of the Directors serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(e) **Participation**. Any Director may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Directors participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Director may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law.

Section 8.05 Binding Act. Each Director shall have one vote on all matters submitted to the Board or any committee thereof. With respect to any matter before the Board, the act of a majority of the Directors shall be the act of the Board.

Section 8.06 Action By Written Consent. Notwithstanding anything herein to the contrary, any action of the Board (or any committee of the Board) may be taken without a meeting if either (a) a written consent of a majority of the Directors on the Board (or committee) shall approve such action; provided, that prior written notice of such action is provided to all Directors at least one day before such action is taken, or (b) a written consent constituting all of the Directors on the Board (or committee) shall approve such

action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Tennessee.

Section 8.07 Compensation; No Employment.

(a) Each Director shall be reimbursed for his reasonable out-of-pocket expenses incurred in the performance of his duties as a Director, pursuant to such policies as from time to time established by the Board. Nothing contained in this **Section 8.07** shall be construed to preclude any Director from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) This Agreement does not, and is not intended to, confer upon any Director any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Director.

Section 8.08 Committees.

(a) **Establishment.** The Board may, by resolution, designate from among the Directors one or more committees, each of which shall be comprised of one or more Directors; *provided*, that in no event may the Board designate any committee with all of the authority of the Board. Subject to the immediately preceding proviso, any such committee, to the extent provided in the resolution forming such committee, shall have and may exercise the authority of the Board, subject to the limitations set forth in Section 8.08(b). The Board may dissolve any committee or remove any member of a committee at any time.

(b) **Limitation of Authority**. No committee of the Board shall have the authority of the Board in reference to:

(i) authorizing or making Distributions to the Members;

(ii) authorizing the issuance of Shares other than Incentive Shares;

(iii) approving a plan of merger or sale of the Company;

(iv) recommending to the Members a voluntary dissolution of the Company or a revocation thereof;

(v) filling vacancies in the Board; or

(vi) altering or repealing any resolution of the Board that by its terms provides that it shall not be so amendable or repealable.

Section 8.09 No Personal Liability. Except as otherwise provided in the Tennessee Act, by Applicable Law or expressly in this Agreement, no Director will be obligated personally for any debt, obligation or liability of the Company or of any Company Subsidiaries, whether arising in contract, tort or otherwise, solely by reason of being a Director.

Article IX
TRANSFER

Section 9.01 General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that, until the consummation of a Qualified Public Offering, such Member (or any Permitted Transferee of such Member) shall not Transfer any Shares or Share Equivalents except as permitted pursuant to **Section 9.02** or in accordance with the

procedures described in **Section 9.03**, as applicable. Notwithstanding the foregoing or anything in this Agreement to the contrary, Transfers of Incentive Shares shall not be permitted prior to the consummation of a Qualified Public Offering except:

(i) pursuant to Section 9.02;

(ii) when required of a Drag-along Member pursuant to **Section 9.04**; or

(iii) as set forth in the Incentive Plan or applicable Award Agreement.

No Transfer of Shares or Share Equivalents to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with **Section 4.01(b)** hereof.

(b) Notwithstanding any other provision of this Agreement (including **Section 9.02**), prior to the consummation of a Qualified Public Offering, each Member agrees that it will not, directly or indirectly, Transfer any of its Shares or Share Equivalents, and the Company agrees that it shall not issue any Shares or Share Equivalents:

(i) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

(ii) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes; or

(iii) if such Transfer or issuance would cause a termination of the Company for federal income tax purposes.

In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c) Any Transfer or attempted Transfer of any Shares or Share Equivalents in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Shares or Share Equivalents for all purposes of this Agreement.

(d) For the avoidance of doubt, any Transfer of Shares or Share Equivalents permitted by **Section 9.02** or made in accordance with the procedures described in **Section 9.03**, as applicable, and purporting to be a sale, transfer, assignment or other disposal of the entire Membership Interest represented by such Shares or Share Equivalents, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term **"Membership Interest,"** shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term **"Membership Interest,"** unless otherwise explicitly agreed to by the parties to such Transfer.

Section 9.02 Permitted Transfers. The provisions of **Section 9.01(a)**, **Section 9.03**, and **Section 9.04** (with respect to the Dragging Member only) shall not apply to any of the following Transfers by any Member of any of its Shares or Share Equivalents:

(a) to any Affiliate of a Member;

(b) in the event of a winding up of Member that is an entity, to any of its equity owners in accordance with its constitutive documents;

(c) with respect to any individual Member, to (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "**Family Members**"), (ii) a trust under which the distribution of Shares may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries; or

(d) pursuant to a Public Offering.

Section 9.03 Right of First Refusal.

(a) **Offered Shares**. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in **Section 9.01**, **Section 9.02** and this **Section 9.03**, the Company, first, and each Member (other than a Member holding only Incentive Shares), second, shall have a right of first refusal if any other Member (the "**Offering Member**") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of the Shares (or applicable Share Equivalents) (the "**Offered Shares**") it owns.

(b) **Offering; Exceptions.** Each time the Offering Member receives an offer for a Transfer of any of its Shares (or applicable Share Equivalents) (other than Transfers that (i) are permitted by **Section 9.02** or (ii) are proposed to be made by a Dragging Member or required to be made by a Drag-along Member pursuant to **Section 9.04**), the Offering Member shall make an offering of the Offered Shares to the Company, *first*, and the Members (other than a Member holding only Incentive Shares), *second* (in each case, not including the Offering Member, and collectively, the "**ROFR Rightholders**"), all in accordance with the following provisions of this **Section 9.03**, prior to Transferring such Offered Shares to the proposed purchaser.

(c) **Offer Notice**.

(i) The Offering Member shall, within 5 Business Days of receipt of the Transfer offer, give written notice (the "**Offering Member Notice**") to the Company and the ROFR Rightholders stating that it has received a bona fide offer for a Transfer of Shares (or applicable Share Equivalents) and specifying:

(A) the number and type of Offered Shares to be Transferred by the Offering Member;

(B) the proposed date, time and location of the closing of the Transfer, which shall not be less than 30 days from the date of the Offering Member Notice;

(C) the purchase price per Offered Share (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(D) the name of the Person who has offered to purchase such Offered Shares.

(ii) The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Shares to the Company and the ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Rightholder Option Period described in **Section 9.03(d)(iii)**.

(iii) By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each ROFR Rightholder that:

(A) the Offering Member has full right, title and interest in and to the Offered Shares;

(B) the Offering Member has all the necessary power and authority and has taken all necessary action to Transfer such Offered Shares as contemplated by this **Section 9.03**; and

(C) the Offered Shares are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(d) **Exercise of Right of First Refusal**.

(i) Upon receipt of the Offering Member Notice, the Company and each ROFR Rightholder shall have the right to purchase the Offered Shares in the following order of priority: *first*, the Company shall have the right to purchase all or any portion of the Offered Shares in accordance with the procedures set forth in **Section 9.03(d)(ii)**, and *thereafter*, the ROFR Rightholders shall have the right to purchase the Offered Shares, in accordance with the procedures set forth in **Section 9.03(d)(iii)**, to the extent the Company does not exercise its right in full. Notwithstanding the foregoing, the Company and the ROFR Rightholders may only exercise their right to purchase the Offered Shares if, after giving effect to all elections made under this **Section 9.03(d)**, no less than all of the Offered Shares will be purchased by the Company and/or the ROFR Rightholders.

(ii) The initial right of the Company to purchase any Offered Shares shall be exercisable with the delivery of a written notice (the "**Company ROFR Exercise Notice**") by the Company to the Offering Member and the ROFR Rightholders within 10 Business Days/days of receipt of the Offering Member Notice (the "**Company Option Period**"), stating the number (including where such number is zero) and type of Offered Shares the Company elects irrevocably to purchase on the terms and respective purchase prices set forth in the Offering Member Notice. The Company ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Company.

(iii) If the Company shall have indicated an intent to purchase any less than all of the Offered Shares, the ROFR Rightholders shall have the right to purchase the remaining Offered Shares not selected by the Company. For a period of 15 Business Days following the receipt of a Company ROFR Exercise Notice in which the Company has elected to purchase less than all the Offered Shares (such period, the "**ROFR Rightholder Option Period**"), each ROFR Rightholder shall have the right to elect irrevocably to purchase all or none of its Pro Rata Portion of the remaining Offered Shares by delivering a written notice to the Company and the Offering Member (a "**Member ROFR Exercise Notice**") specifying its desire to purchase its Pro Rata Portion of the remaining Offered Shares, on the terms and respective purchase prices set forth in the Offering Member Notice. In addition, each ROFR Rightholder shall include in its Member ROFR Exercise Notice the number of remaining Offered Shares that it wishes to purchase if any other ROFR Rightholders do not exercise their rights to purchase their entire Pro Rata Portions of the remaining Offered Shares. Any Member ROFR Exercise Notice shall be binding upon delivery and irrevocable by the ROFR Rightholder.

(iv) The failure of the Company or any ROFR Rightholder to deliver a Company ROFR Exercise Notice or Member ROFR Exercise Notice, respectively, by the end of the Company Option Period or ROFR Rightholder Option Period, respectively, shall constitute a waiver of their respective rights of first refusal under this **Section 9.03** with respect to the Transfer of Offered Shares, but shall not affect their respective rights with respect to any future Transfers.

(e) **Allocation of Offered Shares.** Upon the expiration of the ROFR Rightholder Option Period, the Offered Shares not selected for purchase by the Company pursuant to **Section 9.03(d)(ii)** shall be allocated for purchase among the ROFR Rightholders as follows:

(i) First, to each ROFR Rightholder having elected to purchase its entire Pro Rata Portion of such Shares, such ROFR Rightholder's Pro Rata Portion of such Shares; and

(ii) Second, the balance, if any, not allocated under clause (i) above (and not purchased by the Company pursuant to **Section 9.03(d)(ii)**), shall be allocated to those ROFR Rightholders who set forth in their Member ROFR Exercise Notices a number of Offered Shares that exceeded their respective Pro Rata Portions (the "**Purchasing Rightholders**"), in an amount, with respect to each such Purchasing Rightholder, that is equal to the lesser of:

(A) the number of Offered Shares that such Purchasing Rightholder elected to purchase in excess of its Pro Rata Portion; or

(B) the product of (x) the number of Offered Shares not allocated under clause (i) (and not purchased by the Company pursuant to **Section 9.03(d)(ii)**), multiplied by (y) a fraction, the numerator of which is the number of Offered Shares that such Purchasing Rightholder was permitted to purchase pursuant to clause (i), and the denominator of which is the aggregate number of Offered Shares that all Purchasing Rightholders were permitted to purchase pursuant to clause (i).

The process described in clause (ii) shall be repeated until no Offered Shares remain or until such time as all Purchasing Rightholders have been permitted to purchase all Offered Shares that they desire to purchase.

(f) **Consummation of Sale.** In the event that the Company and/or the ROFR Rightholders shall have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Shares, then the Offering Member shall sell such Offered Shares to the Company and/or the ROFR Rightholders, and the Company and/or the ROFR Rightholders, as the case may be, shall purchase such Offered Shares, within 30 days following the expiration of the ROFR Rightholder Option Period (which period may be extended for a reasonable time not to exceed 90 days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this **Section 9.03(f)**, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this **Section 9.03(f)**, the Offering Member shall deliver to the Company and/or the participating ROFR Rightholders certificates (if any) representing the Offered Shares to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such ROFR Rightholders by certified or official bank check or by wire transfer of immediately available funds.

(g) **Sale to Proposed Purchaser.** In the event that the Company and/or the ROFR Rightholders shall not have collectively elected to purchase all of the Offered Shares, then, to the extent applicable, the Offering Member may Transfer all of such Offered Shares, at a price per Offered Share not less than specified in the Offering Member Notice and on other terms and conditions which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Offering Member Notice, but only to the extent that such Transfer occurs within 60 days after expiration of the ROFR Rightholder Option Period. Any Offered Shares not Transferred within such 60-day period will be subject to the provisions of this **Section 9.03** upon subsequent Transfer.

Section 9.04 Drag-along Rights.

(a) **Participation.** At any time prior to the consummation of a Qualified Public Offering, if one or more Members holding no less than a majority of all the Voting Shares (such Member or Members, the "**Dragging Member**"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with **Section 9.04(c)** and subject to compliance with **Section 9.04(d)**, to require that each other Member (each, a "**Drag-along Member**") participate in such sale (including, if necessary, by converting their Share Equivalents into the Shares to be sold in the Drag-along Sale) in the manner set forth in **Section 9.04(b)**.

(b) **Sale of Shares**. Subject to compliance with Section 9.04(d):

(i) If the Drag-along Sale is structured as a sale resulting in a majority of the Voting Shares of the Company on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-along Member shall sell, with respect to each class or series of Shares proposed by the Dragging Member to be included in the Drag-along Sale, the number of Shares and/or Share Equivalents of such class or series equal to the product obtained by multiplying (i) the number of applicable Shares on a Fully Diluted Basis held by such Drag-along Member (with Voting Shares and Incentive Shares treated as one class) by (ii) a fraction (x) the numerator of which is equal to the number of applicable Shares on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-along Sale (with Voting Shares and Incentive Shares treated as one class) and (y) the denominator of which is equal to the number of applicable Shares on a Fully Diluted Basis held by the Dragging Member at such time (with Voting Shares and Incentive Shares treated as one class); and

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (including **Section 4.05**), each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with **Section 12.03(c)**.

(c) **Sale Notice.** The Dragging Member shall exercise its rights pursuant to this **Section 9.04** by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Member no more than 10 Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than 20 Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom such Shares are proposed to be sold;

(ii) The proposed date, time and location of the closing of the sale;

(iii) The number of each class or series of Shares to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Share of each applicable class or series (which may take into account the Profits Interest Hurdle of any Incentive Shares to be sold); and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Conditions of Sale.** The obligations of the Drag-along Members in respect of a Drag-along Sale under this **Section 9.04** are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member per Share of each applicable class or series (the Distribution of which shall be made in accordance with **Section 9.04(b)**) and the terms and conditions of such sale shall, except as otherwise provided in **Section 9.04(d)(iii)**, be the same as those upon which the Dragging Member sells its Shares;

(ii) If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; *provided*, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Shares, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Shares; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(e) **Cooperation.** Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to **Section 9.04(d)(iii)**.

(f) **Expenses.** The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

Article X
REPURCHASE ON CERTAIN EVENTS

Section 10.01 Repurchase Right/Obligation. Upon any Triggering Event with respect to a Member, the Company may elect to purchase all, or less than all, of the Shares owned by such Member (the "**Call Shares**") upon the terms and conditions set forth herein (such right, the "**Call Right**"). The Call Right must be exercised by giving written notice (the "**Call Notice**") to the Member or such Member's estate or personal representative, as the case may be, within 60 days of the date of the Triggering Event.

The Call Notice must specify a date for the closing of the purchase (the "**Call Right Closing Date**"), which date may be no more than 60 days after the date of the Call Notice.

Section 10.02 Definition of Triggering Event. "Triggering Event" means:

(a) a Member dies;

(b) the institution of divorce or other proceedings against a Member that could reasonably lead, or do lead, to an involuntary Transfer of any of the Member's Shares;

(c) a Member (A) makes an assignment for the benefit of creditors or admits in writing the inability to pay debts generally as they become due, or (B) applies to any tribunal for the appointment of a trustee or receiver of any substantial part of such Member's assets, or (C) commences any voluntary proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or other liquidation laws of any jurisdiction, or (D) becomes the subject of any involuntary such proceedings and such Member indicates his approval, consent or acquiescence, or (E) becomes the subject of an order appointing a trustee or receiver, adjudicating such person bankrupt or insolvent, or approving a petition in any involuntary proceeding, and such order remains in effect for 90 days;

(d) a Member's employment with the Company is terminated (i) voluntarily by such Member or (ii) by the Company with or without cause.

Section 10.03 Assignment of Repurchase Right. The Company may assign all or part of its right to purchase the Shares in connection with the exercise of the Call Right to the Members (other than the Member with respect to which the Triggering Event occurs) on a pro rata basis or such other basis as such Members may agree.

Section 10.04 Purchase Price. The purchase price for the purchase and sale of the Call Shares pursuant to this Article X will be the Fair Market Value of the Call Shares (the "**Call Purchase Price**").

Section 10.05 Consummation of Sale.

(i) Subject to the existence of any Delay Condition, the Company shall use reasonable efforts to pay the Call Purchase Price for the Call Shares, at its option, either (x) by certified or official bank check or by wire transfer of immediately available funds on the Call Right Closing Date, or (y) pay the Call Purchase Price in the form of a one year promissory note bearing interest at the rate of 6%.

(ii) If a Delay Condition exists, the Company shall notify the selling Member, or that Member's estate or personal representative, as the case may be, in writing as soon as practicable of such Delay Condition, and the Company may defer the closing and pay the Call Purchase Price at the earliest practicable date on which no Delay Condition exists.

Article XI
ACCOUNTING; TAX MATTERS

Section 11.01 Financial Statements. The Company shall furnish to each Member the following reports:

(a) **Annual Financial Statements.** As soon as available, and in any event within 120 days after the end of each Fiscal Year, consolidated balance sheets of the Company and Company Subsidiaries as at the end of each such Fiscal Year and consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the

previous Fiscal Year. The financial statements delivered pursuant to this paragraph will be unaudited unless the Company has obtained audited financial statements.

(b) **Quarterly Financial Statements.** As soon as available, and in any event within 30 days after the end of each quarterly accounting period, unaudited consolidated balance sheets of the Company and Company Subsidiaries as at the end of each such quarterly period and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows and Members' equity for each such quarterly period and for the current Fiscal Year to date.

Section 11.02 Tax Matters.

(a) **Partnership Representative**. The Members shall designate a "partnership representative" of the Company (the "**Partnership Representative**") pursuant to and to the extent permitted by Section 6223 of Title XI of the Bipartisan Budget Act of 2015 ("Title XI 2015 BBA"). Emily Bruce shall be the initial Partnership Representative. In the event of any pending tax action, investigation, claim or controversy at the Company level that may result in a "partnership adjustment," within the meaning of Section 6241(2) of Title XI 2015 BBA (a "**Partnership Adjustment**"), to any item reported on a federal tax return of any Member, the Partnership Representative shall keep such Member fully and timely informed by written notice of any audit, administrative or judicial proceedings, meetings or conferences with the Internal Revenue Service or other similar matters that come to its attention in its capacity as Partnership Representative. Notwithstanding the foregoing, (x) the Partnership Representative shall be authorized to act for, and its decision shall be final and binding upon, the Company and all Members, and (y) all expenses incurred by the Partnership Representative in connection with any income tax audit of any tax return of the Company, the filing of any amended return or claim for refund in connection with any item of income, gain, loss, deduction or credit reflected on any tax return of the Company, or any administrative or judicial proceedings arising out of or in connection with any such audit, amended return, claim for refund or denial of such claim (including, without limitation, reasonable attorneys', accountants' and other experts' fees and disbursements) shall be expenses of the Company. Without the consent of the Members by Majority Vote, no Member shall have the right to (A) participate in the audit of any Company tax return, (B) file any return inconsistent with, or file any amended return or claim for refund in connection with, any item of income, gain, loss, deduction or credit reflected on any tax return of the Company, (C) participate in any administrative or judicial proceedings arising out of or in connection with any audit, amended return, claim for refund or denial of such claim, or (D) appeal, challenge or otherwise protest any adverse findings in any such audit or with respect to any such amended return or claim for refund or in any such administrative or judicial proceedings.

(b) **Partnership Adjustment**. For any Partnership Adjustment or proposed Partnership Adjustment to the federal income tax returns of the Company for which an "imputed underpayment," within the meaning of Section 6225(b) of Title XI 2015 BBA would arise, then either, (x) the Partnership Representative may require that the Member(s) affected by such Partnership Adjustment file amended returns that take into account such Partnership Adjustments and pay any additional tax due pursuant to Section 6225(c) of Title XI 2015 BBA or (y) if the Partnership Representative does not require the affected Member(s) to file such amended returns as provided in clause (x), and the affected Members(s) do not otherwise file such amended returns, the Partnership Representative may elect application of Section 6226 of Title XI 2015 BBA. In any case, (A) the affected Member(s) shall keep the Partnership Representative fully and timely informed by written notice of any administrative or judicial proceedings, meetings or conferences with the Internal Revenue Service or other similar matters with respect to the Partnership Adjustment, and (B) the Partnership Representative shall have the right to review and comment on any submissions to the Internal Revenue Service, and attend and jointly participate in any meetings or conferences with the Internal Revenue Service at its own expense.

(c) **Code Compliance**. This **Section 11.02 is** intended to apply to the Company for taxable years beginning after January 1, 2018 and to comply with certain provisions under Title XI 2015

BBA that may be subject to change or further interpretation by the U.S. Treasury or Internal Revenue Service after the date hereof. In the event of such change or further interpretation, the Officers are hereby authorized to amend this Agreement, without the consent of any Member, consistent with the provisions of the other parts of this **Section 11.02**.

Section 11.03 Tax Returns. At the expense of the Company, the Board (or any Officer that it may designate pursuant to **Section 2.08**) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Board or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 11.04 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Board, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Board. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Board may designate.

Article XII
DISSOLUTION AND LIQUIDATION

Section 12.01 Events of Dissolution. The Company shall be dissolved and is affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of a majority of the Voting Shares;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c) The entry of a decree of judicial dissolution under the Act.

Section 12.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in **Section 12.01** occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in **Section 12.03** and the Articles of Organization shall have been cancelled as provided in **Section 12.04**.

Section 12.03 Liquidation. If the Company is dissolved pursuant to **Section 12.01**, the Company shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a) **Liquidator.** The Board, or a Person selected by the Board, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified

public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Board to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under **Section 7.02**.

(d) **Discretion of Liquidator.** Notwithstanding the provisions of **Section 12.03(c)** that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in **Section 12.03(c)**, if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of **Section 12.03(c)**, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed will be valued at its Fair Market Value.

Section 12.04 Cancellation of Certificate. Upon completion of the Distribution of the assets of the Company as provided in **Section 12.03(c)** hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Articles of Organization in the State of Tennessee and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Tennessee and shall take such other actions as may be necessary to terminate the Company.

Section 12.05 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to **Section 13.03**.

Section 12.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Board, the Liquidator or any other Member.

Article XIII
EXCULPATION AND INDEMNIFICATION

Section 13.01 Exculpation of Covered Persons.

(a) **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, and (iii) each Director, Officer, employee, agent or representative of the Company.

(b) **Standard of Care.** To the extent permitted by the Act, no Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith and with the belief that such action or omission is in, or not opposed to, the best interest of the Company, so long as such action or omission does not constitute fraud, gross negligence or willful misconduct by such Covered Person.

(c) **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Director; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Act.

Section 13.02 Liabilities and Duties of Covered Persons.

(a) **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person. To the extent that, at law or in equity, any Covered Person has duties and liabilities related thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for such Covered Person's good-faith reliance on the provisions of this Agreement.

(b) **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 13.03 Indemnification.

(a) **Indemnification.** To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and

reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the business of the Company; or

(ii) the fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence or willful misconduct.

(b) **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this **Section 13.03**; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this **Section 13.03**, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity.** The indemnification provided by this **Section 13.03** shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this **Section 13.03** shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this **Section 13.03** and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this **Section 13.03** shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f) **Savings Clause.** If this **Section 13.03** or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this **Section 13.03** to the fullest extent permitted by any applicable portion of this **Section 13.03** that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g) **Amendment.** The provisions of this **Section 13.03** shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this **Section 13.03** is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this **Section 13.03** that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 13.04 Survival. The provisions of this **Article XIII** shall survive the dissolution, liquidation, winding up and termination of the Company.

Article XIV
MISCELLANEOUS

Section 14.01 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 14.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the Company at the following address (or at such other address for a party as shall be specified in a notice given in accordance with this **Section 14.02**):

If to the Company:	41 Peabody Street Nashville, TN 37210 E-mail: emily@thegwmapp.com Attention: Emily Bruce
with a copy to:	Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. 1600 West End Avenue, Suite 2000,

Nashville, Tennessee

E-mail: csloan@bakerdonelson.com

Attention: Chris Sloan

If to another Member, then to such Member's respective mailing address as set forth on the Members Schedule or otherwise provided to the Company in a notice given in accordance with this **Section 14.02**).

Section 14.03 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 14.04 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 14.05 Entire Agreement.

(a) This Agreement, together with the Articles of Organization, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

(b) In the event of an inconsistency or conflict between the provisions of this Agreement and any provision of the Incentive Plan or an applicable Award Agreement with respect to the subject matter of the Incentive Plan or Award Agreement, the Board shall resolve such conflict in its sole discretion.

Section 14.06 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 14.07 No Third-party Beneficiaries. Except as provided in **Article XIII**, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 14.08 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and Members holding a majority of the Voting Shares. Any such written amendment or modification will be binding upon the Company and each Member; *provided*, that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (i) such Member relative to the rights of other Members in respect of Shares of the same class or series or (ii) a class or series of Shares relative to the rights of another class or series of Shares, shall in each case be effective only with that Member's consent or the consent of

the Members holding a majority of the Shares in that class or series, as applicable. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Shares in accordance with this Agreement may be made by the Members without the consent of or execution by the Members.

Section 14.09 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this **Section 14.09** shall diminish any of the explicit and implicit waivers described in this Agreement, including in **Section 4.06(f)**, **Section 9.03(d)(iv)**, **Section 9.04(b)(ii)**, and **Section 14.12** hereof.

Section 14.10 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Tennessee, without giving effect to any choice or conflict of law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Tennessee.

Section 14.11 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the Middle District of Tennessee or in the state courts of the State of Tennessee, so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Tennessee. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in **Section 14.02** shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 14.12 Section 14.12Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 14.13 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 14.14 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in **Section 13.02** to the contrary.

Section 14.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

The parties hereto have caused this Agreement to be executed as of the date first written above.

COMPANY

DETERMINISM, LLC

DocuSigned by:
Emily Bruce
491FB81209E64EF...

By:______________________________
Name: Emily Bruce
Title: CEO

MEMBERS:

DocuSigned by:
Emily Bruce
491FB81209E64EF...

____
Emily A. Bruce

DocuSigned by:
Aram Abubaker
14AB444AF183435...

____
Aram Abubaker

DocuSigned by:
Susan King
DFEF269080DE4F7...

____
Susan G. King

DocuSigned by:
Hashim Alsadah
75C68F29A33E40A...

____
Hashim Alawi Alsadah

DocuSigned by:
75E82D749FA341B...

____
Taherah Murtada Alsadah

SCHEDULE A

MEMBERS SCHEDULE

Member Name and Address	**Shares**
Emily A. Bruce	490
Aram Abubaker	490
Susan G. King	10
Hashim Alawi Alsadah	5
Taherah Murtada Alsadah	5
Total	1,000